UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date July 3, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

ANNOUNCEMENT

The board of directors of China Eastern Airlines Corporation Limited announces that the 2006 annual general meeting of the Company was held in Shanghai, the People’s Republic of China on Friday, 29th June, 2007, and that all resolutions proposed were duly passed.

As announced by the Company on the clarification announcement dated 30th May, 2007, there is a material event, that is, the introduction of strategic investors by the Company, which is pending disclosure, and the Company is in preparation of such information for disclosure, and trading in the H shares of the Company has been suspended since 22nd May, 2007. Trading in the H shares will remain suspended until the publication of a further announcement which is price-sensitive in nature.

Reference is made to the Company’s notice of the AGM dated 14th May, 2007 (the “AGM Notice”) and the Company’s announcement dated 18th May, 2007 (the “Announcement”). Terms defined in the AGM Notice and the Announcement shall have the same meanings when used herein unless otherwise specified.

RESOLUTIONS PASSED AT THE AGM

The AGM of the Company was held at Meeting Centre, Shanghai Home Yau Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the PRC at 9:00 a.m. on Friday, 29th June, 2007. Shareholders representing 4,426,665,378 shares of the Company (or 90.95% of its issued share capital comprising 4,866,950,000 shares) were present, in person or by proxy, at the AGM. The AGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company. No shareholder was required to abstain from voting in respect of, or to vote only against, any of the resolutions proposed at the AGM.

All resolutions proposed for approval at the AGM were duly passed, each of which was taken on poll. Hong Kong Registrars Limited, the Company’s H share registrar, was appointed as the scrutineer for the purpose of vote-taking at the AGM. The poll results in respect of the resolutions proposed at the AGM were set out as follows:

Total number of votes (Approximate % of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of the relevant resolution)
	ORDINARY RESOLUTIONS	For	Against	Abstain
1.	To approve the report of the Board for the year 2006.	3,131,490,688 (99.9990%)	31,800 (0.0010%)	0 (0%)
2.	To approve the report of the Supervisory Committee of the Company for the year 2006.	3,131,470,688 (99.9990%)	31,800 (0.0010%)	0 (0%)
3.	To approve the audited financial statements and the auditors’ reports for the year 2006.	3,131,470,688 (99,9993%)	22,800 (0.0007%)	0 (0%)
4.
To approve the appointment of  普華永道中天會計師事務所有限公司 (PricewaterhouseCoopers Zhong Tian CPAs Limited Company) as the Company’s PRC domestic auditors for the financial year ending 31st December, 2007 and the re-appointment of PricewaterhouseCoopers, Certified Public Accountants, as the Company’s international auditors for the financial year ending 31st December, 2007, and to authorise the Board to determine and finalise their remuneration.
		3,147,139,888 (100.0000%)	0 (0%)	0 (0%)
5.	To approve the allowance for each of the independent non-executive directors for the financial year ending 31st December 2007.	3,147,062,488 (99.9975%)	77,400 (0.0025%)	0 (0%)
6.
To approve the termination of office as a whole for the fourth session of the Board upon the conclusion of the AGM; to approve the appointment of the following 10 directors to the fifth session of the Board of the Company

Executive directors
	Cao Jianxiong (Re-appointed)	3,147,123,088 (99.9997%)	9,300 (0.0003%)	0 (0%)
	Luo Zhuping (Re-appointed)	3,147,123,088 (99.9997%)	9,300 (0.0003%)	0 (0%)

Total number of votes (Approximate % of the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of the relevant resolution)
	ORDINARY RESOLUTIONS	For	Against	Abstain
Non-executive directors
	Li Fenghua (Re-appointed)	3,147,123,088 (99.9997%)	9,300 (0.0003%)	0 (0%)
	Luo Chaogeng (Re-appointed)	3,147,123,088 (99.9997%)	9,300 (0.0003%)	0 (0%)
	Li Jun (Newly appointed)	3,149,716,388 (99.9988%)	39,000 (0.0012%)	0 (0%)
Independent non-executive directors
	Hu Honggao (Re-appointed)	3,127,645,288 (99.3808%)	19,487,100 (0.6192%)	0 (0%)
	Peter Lok (Re-appointed)	3,127,637,788 (99.3806%)	19,494,600 (0.6194%)	0 (0%)
	Wu Baiwang (Re-appointed)	3,144,877,088 (99.9283%)	2,255,330 (0.0717%)	0 (0%)
	Zhou Ruijin (Re-appointed)	3,127,645,288 (99.3808%)	19,487,100 (0.6192%)	0 (0%)
	Xie Rong (Re-appointed)	3,144,858,088 (99.9283%)	2,255,300 (0.0717%)	0 (0%)
7.
To approve the termination of the office as a whole of the fourth session of the Supervisory Committee upon the conclusion of the 2006 AGM; to approve the appointment of the following 3 supervisors nominated by shareholders to the fifth session of the Supervisory Committee

	Liu Jiashun (Re-appointed)	3,147,104,088 (99.9997%)	9,300 (0.0003%)	0 (0%)
	Liu Jiangbo (Newly appointed)	3,147,123,088 (99.9997%)	9,300 (0.0003%)	0 (0%)
	Xu Zhao (Newly appointed)	3,147,118,388 (99.9997%)	9,000 (0.0003%)	0 (0%)
SPECIAL RESOLUTION
1.	To approve the amendment of the articles of association of the Company.	3,147,122,788 (99.9997%)	9,000 (0.0003%)	0 (0%)

Please refer to the notice of the AGM Notice and the Announcement for the full version of the above resolutions.

Appointment of Directors

The Board is pleased to announce that Li Fenghua, Li Jun, Cao Jianxiong, Luo Chaogeng, Luo Zhuping, Hu Honggao, Peter Lok, Wu Baiwang, Zhou Ruijin and Xie Rong have been appointed as directors of the Company with effect from 29th June, 2007 upon conclusion of the AGM.

Please refer to the Announcement for the biographical details of the directors.

The following table sets out the interests in shares of the Company held by the directors as at the date of this announcement:

Name	Position	Number of A shares of the Company held - personal interest	Capacity in which the A shares were held

Li Fenghua	Non-executive director, chairman of the Board	6,600 (Note 1)	Beneficial owner
Li Jun	Non-executive director, vice chairman of the Board	0	-
Cao Jianxiong	Executive director, president	7,656 (Note 2)	Beneficial owner
Luo Chaogeng	Non-executive director	6,600 (Note 1)	Beneficial owner
Luo Zhuping	Executive director, secretary to the Board	11,616 (Note 3)	Beneficial owner
Hu Honggao	Independent non-executive director	0	-
Peter Lok	Independent non-executive director	0	-
Wu Baiwang	Independent non-executive director	0	-
Zhou Ruijin	Independent non-executive director	0	-
Xie Rong	Independent non-executive director	0	-

Notes:

1.	representing approximately 0.0002% of the Company’s total issued A shares as at the date of this announcement

2.	representing approximately 0.000232% of the Company’s total issued A shares as at the date of this announcement

3.	representing approximately 0.000352% of the Company’s total issued A shares as at the date of this announcement

Each of Li Fenghua, Li Jun, Cao Jianxiong, Luo Chaogeng, Luo Zhuping, Hu Honggao, Peter Lok, Wu Baiwang, Zhou Ruijin and Xie Rong will enter into a service contract with the Company for a term of 3 years. Either party to each service contract will be entitled to terminate the service contract by giving not less than 3 months’ written notice to the other party. The remuneration of each of Li Fenghua, Li Jun, Cao Jianxiong, Luo Chaogeng, Luo Zhuping, Hu Honggao, Peter Lok, Wu Baiwang, Zhou Ruijin and Xie Rong for the year ending 31st December, 2007 will be determined by the remuneration committee of the Board according to their respective duties and responsibilities with the Company and prevailing market conditions.

As far as the directors are aware and save as disclosed, each of Li Fenghua, Li Jun, Cao Jianxiong, Luo Chaogeng, Luo Zhuping, Hu Honggao, Peter Lok, Wu Baiwang, Zhou Ruijin and Xie Rong did not hold any directorships in other public listed companies in the last 3 years. Save as disclosed, each of them does not have any relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the shares of the Company within the meaning of Part XV of the SFO.

The Company has received a confirmation of independence from each of Hu Honggao, Peter Lok, Wu Baiwang, Zhou Ruijing and Xie Rong pursuant to Rule 3.13 of the Listing Rules and on this basis, the Company considers them to be independent.

In relation to the appointments of each of Li Fenghua, Li Jun, Cao Jianxiong, Luo Chaogeng, Luo Zhuping, Hu Honggao, Peter Lok, Wu Baiwang, Zhou Ruijing and Xie Rong as director of the Company respectively, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

Appointment of Supervisors

The Board is pleased to announce that Liu Jiangbo, Xu Zhao and Liu Jiashun have been appointed as supervisors of the Company with effect from 29th June, 2007 upon conclusion of the AGM.

Please refer to the Announcement for the biographical details of Liu Jiangbo, Xu Zhao and Liu Jiashun.

Wang Taoying and Yang Jie have been appointed as supervisors of the Company by the employees’ representative meeting of the Company with effect from 29th June, 2007.

The biographical details of Wang Taoying and Yang Jie are set out below:

Wang Taoying, aged 54, is currently the assistant to the Company’s president and the general manager of auditing department. Ms. Wang joined the civil aviation industry in 1972, was the deputy director of the supervisory and auditing department and the deputy manager of the disciplinary committee office of China Eastern Airlines Company from March 1993 to August 1995. Ms. Wang was the head of the auditing department of China Eastern Airlines Company from August 1995 to March 1997, the supervisor in the first session of the supervisory committee of the Company from January 1995 to March 1998, the cabin service manager of the Company from March 1997 to April 1999, and the deputy general manager of security department in Pudong, Shanghai of the Company taking charge of the servicing safety in the production procedure from April 1999 to August 2000. Ms. Wang also acted as chief officer of the auditing department of the Company from August 2000 to August 2004. From August 2004 to August 2006, she served as the general manager of the auditing department of the Company and has been the assistant to the president of the Company and the general manager of the auditing department since August 2006. Ms. Wang graduated from the Shanghai Second Polytechnic University, majoring in socio-politics, and holds a Master of Business Administration degree from the Open University of Macau.

Yang Jie, aged 38, is currently a supervisor of the Company. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998 she was the electronic technology supervisor of the technology office, and the committee secretary, of the overhaul department at the aircraft maintenance base of the Company. From 1998 to September 2000 she was the deputy committee secretary of the aircraft maintenance base of the Company. She was the deputy committee secretary of the Company from September 2000 to July 2002, and the committee secretary of the Company from August 2002 to January 2003. Since January 2003, she has been the committee secretary of CEA Holding, as well as the committee secretary of the Company. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and a major in Business Administration from Sunny Management Academy (旭日管理學院工商管理) at Donghua University and she received a master degree in Business Administration. She is also a qualified engineer.

The remuneration and bonus for Ms. Yang for the year ended 31st December, 2006 were RMB100,000.

The following table sets out the interests in shares of the Company held by the supervisors of the Company as at the date of this announcement:

Name	Position	Number of A shares of the Company held - personal interest	Capacity in which the A shares were held

Liu Jiangbo	Supervisor	0	-

Xu Zhao	Supervisor	0	-

Wang Taoying	Supervisor	0	-

Yang Jie	Supervisor	6,600 (Note 1)	Beneficial owner

Liu Jiashun	Supervisor	3,960 (Note 2)	Beneficial owner

Notes:

1.	representing approximately 0.0002% of the Company’s total issued A shares as at the date of this announcement

2.	representing approximately 0.00012% of the Company’s total issued A shares as at the date of this announcement

Each of Liu Jiangbo, Xu Zhao, Wang Taoying, Yang Jie and Liu Jiashun will enter into a service contract with the Company for a term of 3 years. Either party to each service contract will be entitled to terminate the service contract by giving not less than 3 months’ written notice to the other party. The remuneration of each of Liu Jiangbo, Xu Zhao, Wang Taoying, Yang Jie and Liu Jiashun for the year ending 31st December, 2007 will be determined by the remuneration committee of the Board according to their respective duties and responsibilities with the Company and prevailing market conditions.

As far as the directors are aware and save as disclosed, each of Liu Jiangbo, Xu Zhao, Wang Taoying, Yang Jie and Liu Jiashun did not hold any major office in other public listed companies in the last 3 years. Save as disclosed, each of them does not have any relationship with any other directors, supervisors or senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the shares of the Company within the meaning of Part XV of the SFO.

In relation to the appointment of Liu Jiangbo, Xu Zhao, Wang Taoying, Yang Jie and Liu Jiashun as supervisors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

As announced by the Company on the clarification announcement dated 30th May, 2007, there is a material event, that is, the introduction of strategic investors by the Company, which is pending disclosure, and the Company is in preparation of such information for disclosure, and trading in the H shares of the Company has been suspended since 22nd May, 2007. Trading in the H shares will remain suspended until the publication of a further announcement which is price-sensitive in nature.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
29th June, 2007